

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2020

Neal F. Fowler
Chief Executive Officer
Liquidia Corporation
419 Davis Drive, Suite 100
Morrisville, North Carolina 27560

> **Re: Liquidia Corporation**
> **Registration Statement on Form S-4**
> **Filed August 5, 2020**
> **File No 333-240421**

Dear Mr. Fowler:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-4

Exclusive Forum, page 170

1. We note that the forum selection provision in your certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to clearly describe this provision and to describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to investors in bringing a claim. Also disclose whether the provision in your certificate of incorporation applies to actions arising under the Securities Act or Exchange Act, and disclose whether the similar provision in your bylaws applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the

rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the either of the provisions applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew P. Gilbert, Esq.